UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 8)

Under the Securities Exchange Act of 1934

GOLD STANDARD VENTURES CORP.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

380738104

(CUSIP Number)

Robert A. Grauman, Esq. Baker & McKenzie LLP 452 Fifth Avenue New York NY 10018 (212) 626-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 380738104

1.	Names of Reporting Persons.
FCMI PARENT CO.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

NOVA SCOTIA, CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
29,313,966
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
29,313,966
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

29,313,966

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

14.8%
14.	Type of Reporting Person

CO
2

CUSIP No. 380738104

1.	Names of Reporting Persons.
ALBERT D. FRIEDBERG
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
29,313,966
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
29,313,966
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

29,313,966

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

14.8%
14.	Type of Reporting Person

IN
3

The Statement on Schedule 13D filed on January 3, 2012 by FCMI Parent Co. (“FCMI”), Albert D. Friedberg and the Nancy Friedberg Family Trust, as amended by Amendment No. 1 filed June 13, 2012, Amendment No. 2 filed June 27, 2012, Amendment No. 3 filed March 10, 2014, Amendment No. 4 filed September 9, 2014, Amendment No. 5 filed February 4, 2015 by FCMI and Mr. Friedberg (collectively, the “Filing Persons”), Amendment No. 6 filed February 10, 2015 and Amendment No. 7 filed May 21, 2015 (as so amended, the “Statement”), relating to the common stock, without par value (the “Common Stock”) of Gold Standard Ventures Corp., a corporation organized under the laws of British Columbia, Canada (the “Issuer”), is hereby further amended with respect to the matters set forth below in this Amendment No. 8. Capitalized terms not otherwise defined herein have the meanings set forth in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by the addition of the following information:

The aggregate purchase price for the 1,000,000 Common Shares purchased by FCMI and reported in Item 5 in this Schedule 13D (Amendment No. 8) was CDN$959,780 (excluding commissions). FCMI obtained the funds used to acquire the Issuer’s Common Shares the from its working capital, including funds received as intercompany loans and advances from its wholly-owned subsidiary, FCMI Financial Corporation.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by the addition of the following information:

FCMI acquired the Common Shares reported in this Schedule 13D (Amendment No. 8), for investment purposes.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

On February 3, 2016, FCMI purchased 1,000,000 shares of Common Stock in a block transaction executed on the Toronto Stock Exchange. The purchase price for such 1,000,000 shares was CDN$0.95978 per share, for a total purchase price of CDN$959,780.

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On February 9, 2015, the Issuer announced that it had issued 16,100,000 shares of Common Stock in a private placement and on February 12, 2016, the Issuer announced that it had issued 13,831,931 additional shares to another shareholder pursuant to certain participation rights held by such shareholder. Accordingly, on the date of this Schedule 13D (Amendment No. 8), after giving effect to (i) FCMI’s purchase of 1,000,000 shares, and (ii) the increase in the total number of shares of Common Stock outstanding in connection with the private placement and the related exercise of participation rights, the Filing Persons are the beneficial owners of a total of 29,313,966 shares of Common Stock, representing 14.8% of the Issuer’s outstanding Common Stock, a decrease of 1.5% from 16.3% of the outstanding Common Stock, as reported in Amendment No. 7 to the Filing Persons’ Schedule 13D. Such reduced beneficial ownership percentage has been calculated in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934 as a percentage of 198,673,692 shares of Common Stock outstanding, consisting of 167,769,539 shares outstanding on November 16, 2015, as reported by the Issuer in its Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2015 filed as Exhibit 99.2 to its Report on Form 6-K filed on November 18, 2015, plus (i) 29,931,931 shares issued in the Issuer’s private placement and pursuant to the shareholder participation rights, plus (ii) 972,222 shares issuable upon exercise of the Warrants owned by FCMI.

Of such 29,313,966 shares, 28,341,744 shares are issued and outstanding and 972,222 shares are issuable upon the exercise of presently exercisable Warrants held by FCMI. For a description off such Warrants, see Item 4 of the Filing Persons’ Schedule 13D (Amendment No. 3) filed March 10, 2014. All such shares and warrants are owned directly by FCMI. Mr. Friedberg, directly and through his control over FCMI shares held by members of his family and trusts for the benefit of members of his family, may be considered the sole beneficial owner of all of the Common Stock owned by FCMI. Except for such beneficial ownership by Mr. Friedberg, none of the directors or officers of FCMI beneficially own any Common Stock.

Except as described in this Item 5, none of the Filing Persons and none of the officers or directors of FCMI has effected any transactions in the Common Stock in the 60 days preceding the filing of this Amendment No. 8.

5

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016

FCMI PARENT CO.

By:	/s/ Dan Scheiner
Name: Dan Scheiner
Title: Vice President

/s/ Albert D. Friedberg
Name: Albert D. Friedberg